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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F
             [ ] Form 10-Q [ ] Form N-SAR

For Period Ended:  December 31, 1995

[ ] Transition Report on Form 10-K        [ ]Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F        [ ]Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For Period Ended:  Not applicable

 Read attached instruction sheet before preparing form. Please print or type.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

                        PART I. REGISTRANT INFORMATION

FULL NAME OF REGISTRANT:   I.C.H. Corporation
FORMER NAME OF REGISTRANT:  Southwestern Life Corporation
ADDRESS OF PRINCIPAL EXECUTIVE OFFICE:  500 North Akard Street
CITY, STATE AND ZIP CODE:  Dallas, Texas 75201

                       PART II. RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check appropriate box):

[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]*  (b)   The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]   (c)   The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

________________________

    * In connection with the filing of this Form 12b-25, the Registrant is filing a no-action request with the Commission requesting a modified reporting procedure specified under Section 13(a) of the Securities Exchange Act of 1934.




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                              PART III. NARRATIVE

      STATE BELOW IN REASONABLE DETAIL THE REASONS WHY FORMS 10-K, 11-K, 10-Q, N-SAR, OR THE TRANSITION REPORT OR PORTION THEREOF, COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD:

      See Exhibit "A" attached hereto and incorporated herein by reference.

                          PART IV. OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

                  Ms. Susan A. Brown                          (214) 954-7414
                        (Name)                  (Area Code)(Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [ X]  Yes   [   ]   No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [ X ]  Yes   [  ]   No

 If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      See Exhibit "B" attached hereto and incorporated herein by reference.




























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                               I.C.H. Corporation
                 (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 1996          By: /s/Susan A. Brown
                                  ----------------------------------
                                  Susan A. Brown, Co-Chief Executive Officer,
                                  Chief Financial Officer and Treasurer
                                  (principal executive officer and
                                  principal financial officer)

            Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.












































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                                   ATTENTION

      Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                             GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

      3. A manually singed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

































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                                  EXHIBIT "A"

      I.C.H. Corporation (the "Registrant") filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division (the "Bankruptcy Court"), on October 10, 1995 (the "Chapter 11 Case"). Pursuant to orders of the Bankruptcy Court, the Registrant sold its four primary insurance subsidiaries and certain related assets effective December 14, 1995.

      The Registrant is in the process of negotiating several agreements in connection with the disposition of its remaining assets (including its four remaining insurance subsidiaries) and the settlement of certain liabilities. Although the Registrant believes that it is in the advanced stages of negotiations on many of such agreements, such negotiations have not been concluded. Management of the Registrant believes the outcome of the negotiations are material to the disclosures contained in the Registrant's Annual Report on Form 10-K. Further, management of the Registrant and its independent auditors are in the process of determining the proper basis of accounting (historical basis versus liquidation basis) to utilize in connection with the Registrant's financial statements. As a result of delays in making such determination, the Registrant has not been able to finalize its Annual Report on Form 10-K for the year ended December 31, 1995, on or before April 1, 1996.








































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                                  EXHIBIT "B"

      The following is an unaudited summary of selected items from the Registrant's anticipated statement of earnings (loss):

                                            1995                     1994
                                          --------                 --------
                                                    (In Thousands)
Revenues  . . . . . . . . . . . . . .     $  4,851                 $ 40,149
Expenses  . . . . . . . . . . . . . .       49,640                  102,206
Reorganization Items  . . . . . . . .      (11,168)
                                          --------                 --------
Operating earnings (loss) of parent
    only before provision (credit)
    for federal income taxes   . . . .     (55,957)                 (62,057)
Income tax expense (credit)  . . . . .       4,534                    3,802
                                          --------                 --------
Earnings (loss) of parent only   . . .     (60,491)                 (65,859)
Earnings (loss) from discontinued
    operations   . . . . . . . . . . .     (82,245)                (271,581)
                                          --------                 --------
Net earnings (loss)  . . . . . . . . .    (142,736)                (337,440)

Results of Operations

   The Registrant sold its principal insurance subsidiaries, including Southwestern Life Insurance Company, Union Bankers Insurance Company, Constitution Life Insurance Company and Marquette National Life Insurance Company, on December 14, 1995. The Registrant had previously sold its wholly-owned subsidiary, Southeast Title and Insurance Company, on January 12, 1995, and its 98.8% ownership interest in Integrity National Life Insurance Company on September 22, 1995. The Registrant presently is negotiating with unaffiliated parties, and in certain cases has entered into definitive agreements, for the sale of its remaining insurance subsidiaries: Bankers Multiple Line Insurance Company, Modern American Life Insurance Company, Western Pioneer Life Insurance Company and Philadelphia American Life Insurance Company (the "Remaining Insurance Subsidiaries").

   The results of operations of the Registrant's insurance subsidiaries, as well as those of Facilities Management Installation, Inc. ("FMI"), have been accounted for as discontinued operations in the Registrant's statement of earnings (loss) for the year ended December 31, 1995. The Registrant's statements of earnings (loss) provided herein for prior years have been restated to conform to the 1995 presentation. Subsequent to the sale of the Registrant's principal insurance subsidiaries, management has sought to maximize the value of the Registrant's remaining assets and to pursue a course of orderly liquidation. However, the Registrant has not changed its basis of accounting from a going concern basis to a liquidation basis due to the considerable uncertainty surrounding the net recoverable value of certain assets and cannot determine the estimated settlement amounts of its liabilities as of December 31, 1995. Although the Registrant has not yet filed a Plan of Reorganization in the Chapter 11 Case, it is management's intention to do so upon the resolution of Internal Revenue Service ("IRS") audits of the Registrant's open income tax years for 1990 through 1995.









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   Over the last two years, the Registrant's revenues, other than dividends from its subsidiaries, have consisted of unaffiliated investment income, income from subsidiaries (including interest on notes receivable and the pass-through of management fees from its insurance subsidiaries to FMI), realized investment gains (losses), and other miscellaneous income. The Registrant's revenues declined from $40.1 million in 1994 to $4.9 million in 1995. A substantial portion of the decline was attributable to a change in an internal administrative procedure whereby beginning July 1, 1994, management fees due FMI by the Registrant's subsidiaries were paid directly to FMI instead of being passed through the Registrant. Such fees included in the Registrant's revenues and expenses in 1994 totaled $40.0 million. Exclusive of such fees, revenues were $0.1 million in 1994 and $4.9 million in 1995.

   The Registrant's interest requirements and operating expenses over the past two years have substantially exceeded its revenues, resulting in significant operating losses on a separate company basis. Interest expense, primarily to unaffiliated debt holders, totaled $36.6 million in 1995, as compared to $51.7 million in 1994. Operating expenses, excluding 1995 expenses associated with the Registrant's reorganization and the $40.0 million of expenses in 1994 reflected as a result of the pass-through of FMI management fees, totaled $13.0 million in 1995, as compared to $10.6 million in 1994. The excess of interest expense and operating expenses over revenues resulted in operating losses, before reorganization expenses and tax effects, totaling $44.8 million in 1995, as compared to $62.1 million in 1994.

   The Registrant's subsidiaries incurred a net operating loss of $20.2 million in 1995, as compared to a net operating loss of $271.6 million in 1994 which, along with loss from sales of subsidiaries, are reflected in earnings
(loss) from discontinued operations. The loss in 1995 was primarily attributable to significant charges for income taxes resulting from the Registrant's settlement of an IRS audit of income tax returns for the period 1986 through 1989. Included in the operating loss in 1994 was a noncash writedown of excess cost, or "goodwill," totaling $210.7 million resulting from a change in the Registrant's accounting policy for assessing goodwill recoverability.




























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                           COOPERS & LYBRAND, L.L.P.
                               1999 Bryan Street
                                  Suite 3000
                              Dallas, Texas 75201




                                March 31, 1996


United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549


Ladies and Gentlemen:

   This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934, as amended, and in satisfaction of item (c) of Part II of Form 12b-25.

   We are the independent auditors of I.C.H. Corporation (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended December 31, 1995. This firm is unable to render its report on or before March 31, 1996 because our firm has not yet completed our audit of the financial statements of the Registrant for the year ended December 31, 1995.

   We hereby advise you that we have read the statements made by the Registrant in Part III of its filing on Form 12b-25 and agree with the statements made therein.


                                    Very truly yours,

                                    /s/Coopers & Lybrand L.L.P.

                                    Coopers & Lybrand L.L.P.






















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